UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2005

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: March 1, 2005

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March 1, 2005

CAMTEK TO VIGOROUSLY DEFEND PATENT INFRINGEMENT
CLAIM FILED AGAINST IT BY COMPETITOR

MIGDAL HAEMEK, Israel – Tuesday, March 1, 2005 –Camtek Ltd. (NASDAQ: CAMT) announced today that a lawsuit had been filed against it last week in the District Court in Jerusalem, Israel, by its competitor, Orbotech Ltd. The claim alleges patent infringement in connection with a patent which already was the subject of earlier allegations made by Orbotech in a letter sent to Camtek in 1998, and requests both interim and permanent injunctions and other remedies, including monetary damages.

The trigger to this new lawsuit is a new illumination block alleged by Orbotech to be manufactured and marketed by Camtek. The court granted temporary injunction to Orbotech prior to hearing arguments on the merits of the motion, pending a further hearing with both parties.

Camtek is not marketing the new illumination block in question, so the temporary injunction will not have a material effect on the company’s business.

Camtek is still studying the claims in the complaint, and based on its preliminary review believes that it has good defenses against them. Camtek plans to vigorously defend against this lawsuit.

Rafi Amit, Chief Executive Officer of Camtek, said: “We see this as yet another in a series of attempts on the part of Orbotech to unsuccessfully protect its diminishing market share not through competition but through incessant and inappropriate use of the legal system.”

ABOUT CAMTEK LTD.

Camtek Ltd. designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor manufacturing and semiconductor packaging industries. Camtek has been a public company since 2000, with headquarters in Migdal HaEmek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. See also www.camtek.co.il.

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        This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry and price reductions, as well as due to risks identified in the documents filed by the Company with the SEC.

CAMTEK	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Gelbart-Kahana International
Tel: +972-4-604-8308	Noam Yellin	Ehud Helft / Kenny Green
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 646 201 9246
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny@gk-biz.com
mosheamit@camtek.co.il		ehud@gk-biz.com

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